UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/ME No. 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO THE MARKET

Sendas Distribuidora S.A. (“Company”), pursuant to Law No. 6,404/1976, as amended, and CVM Instruction 44/2021, hereby informs its shareholders and the market that entered into a digital partnership with Cornershop by Uber (“Cornershop”).

This is an unprecedented development on digital transformation journey to bring even more convenience to our customers, in partnership with Cornershop by Uber. Consumers in over 25 cities (as listed below) can shop using the Cornershop by Uber application or the Market function available on Uber and Uber Eats. The main items of the product catalogue of the cash and carry company are now available online, with delivery in 90 minutes. There is no minimum limit for purchases.

All purchases are made by Shoppers, the delivery drivers who select, separate and deliver the items. In addition to receiving status updates on their orders, customers can indicate product preferences, such as the preferred ripeness point of their fresh product. The entire process happens in real time, which means customers can talk to the Shopper before or during purchases if they forget an item or have a last-minute addition. The app also allows users to saver their shopping list to facilitate future orders.

The executives comment about this partnership:

"We believe it's vital that we offer our customers the best options available in the market. The partnership with Assaí will expand our portfolio and bring even more benefits for our consumers. We are honored to learn that we were the first platform selected for the company's digital environment. Our vision guided by quality and fast delivery is closely aligned with what Assaí is seeking, and we can support them," said Cristina Alvarenga, Head of Cornershop by Uber in Brazil.

"With Cornershop by Uber, we are launching online sales for those who want the option of shopping without going out and receiving products from Assaí from the comfort of their home, while paying the same price as in our stores," explained Anderson Castilho, Vice-president of Operations at Assaí. "We are embarking on our digital shopping journey, expanding our shopping and delivery options and offering customers yet another point of contact with the brand, which is in line with our planning for the year and our digital transformation plan," concluded Julio Gentilim, Strategic Planning & M&A Director at Assaí.

This is the list of cities where Cornershop by Uber customers can buy online from Assaí: Rio de Janeiro, Fortaleza, Brasília, Cuiabá, Curitiba, Maceió, Belém, Campinas, São José dos Campos, Jundiaí, Piracicaba, Santos, São Paulo, Manaus, Aracaju, Ribeirão Preto, Uberlândia, Goiânia, Presidente Prudente, Belo Horizonte, Recife, Salvador, Natal, Campo Grande, Sorocaba, João Pessoa and Taubaté.

About Cornershop: Headquartered in San Francisco, Cornershop is a technology platform that enables consumers to shop for products at local supermarkets, independent grocery stores and specialized stores with fast delivery or scheduled for the time and date of the customer's preference. Launched for the first time in Chile, the company also is available in Peru, Brazil, Colombia, Mexico, United States, Costa Rica and Canada.

São Paulo, September 16th, 2021.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.